As filed with the Securities and Exchange Commission on August 29, 2017

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

Barings Corporate Investors, CI Subsidiary Trust, Barings Participation Investors, PI Subsidiary Trust, Barings LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, Barings Finance LLC, Tower Square Capital Partners, L.P. , TSCP Selective, L.P., Tower Square Capital Partners II, L.P., Tower Square Capital Partners II-A, L.P., Tower Square Capital Partners II-B, L.P., Tower Square II Holding 06-1, Inc., Tower Square Capital Partners III, L.P., Tower Square Capital Partners III-A, L.P., Tower Square Capital Partners III-B, L.P., Tower Square III Holdings 08-1, Inc., Tower Square Capital Partners IV, L.P., Tower Square Capital Partners IV-A, L.P., Tower Square IV Holding 14-1, Inc., and Barings Global Credit Fund (Lux) SCSp, SICAV-SIF

1500 Main Street

Springfield, MA 01115-5189

(413) 226-1058

AMENDMENT NO. 1 TO APPLICATION FOR AN AMENDED AND RESTATED ORDER UNDER

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Sheldon Francis

Barings LLC

300 S. Tryon Street, Suite 2500

Charlotte, NC 28202

(704) 805-7200

Copies to:

Gregory D. Sheehan

Brian D. McCabe

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

This Application (including Exhibits) contains 37 pages.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	AMENDMENT NO. 1 TO APPLICATION FOR
AN AMENDED AND RESTATED ORDER
BARINGS CORPORATE INVESTORS, CI	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	UNDER ORDER PURSUANT TO SECTIONS
SUBSIDIARY TRUST, BARINGS		57(a)(4) AND 57(i) OF THE INVESTMENT
PARTICIPATION INVESTORS, PI		COMPANY ACT OF 1940 AND RULE 17d-1
SUBSIDIARY TRUST, BARINGS LLC,		UNDER THE 1940 ACT PERMITTING
MASSACHUSETTS MUTUAL LIFE		CERTAIN JOINT TRANSACTIONS
INSURANCE COMPANY, C.M. LIFE		OTHERWISE PROHIBITED BY SECTIONS
INSURANCE COMPANY, BARINGS		17(d) AND 57(a)(4) OF THE 1940 ACT
FINANCE LLC, TOWER SQUARE
CAPITAL PARTNERS, L.P. , TSCP
SELECTIVE, L.P., TOWER SQUARE
CAPITAL PARTNERS II, L.P., TOWER
SQUARE CAPITAL PARTNERS II-A, L.P.,
TOWER SQUARE CAPITAL PARTNERS
II-B, L.P., TOWER SQUARE II HOLDING
06-1, INC., TOWER SQUARE CAPITAL
PARTNERS III, L.P., TOWER SQUARE
CAPITAL PARTNERS III-A, L.P., TOWER
SQUARE CAPITAL PARTNERS III-B, L.P.,
TOWER SQUARE III HOLDINGS 08-1,
INC., TOWER SQUARE CAPITAL
PARTNERS IV, L.P., TOWER SQUARE
CAPITAL PARTNERS IV-A, L.P., TOWER
SQUARE IV HOLDING 14-1, INC., AND
BARINGS GLOBAL CREDIT FUND (LUX)
SCSP, SICAV-SIF

1500 Main Street Springfield, MA 01115-5189 (413) 226-1058

File No. 812-14689 Investment Company Act of 1940

I.	Summary of Application

The following entities hereby request an amended and restated order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	Barings Corporate Investors (formerly, Babson Capital Corporate Investors) (“MCI”) and Barings Participation Investors (formerly, Babson Capital Participation Investors) (“MPV” and together with MCI, the “Existing Regulated Funds”),

•	CI Subsidiary Trust (“MCI Sub”) and PI Subsidiary Trust (“MPV Sub”),

•	Massachusetts Mutual Life Insurance Company and its successors (“MassMutual”),

•	C.M. Life Insurance Company (“C.M. Life”),

•	Barings Finance LLC (formerly, Babson Capital Finance LLC) (“BCF”),

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•	Barings LLC (formerly, Babson Capital Management LLC) and its successors[1] (“Barings”) and any other person controlling, controlled by, or under common control with MassMutual or Barings that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and that serves as an investment adviser to any Regulated Fund or any Affiliated Account relying on the requested Order (as each such capitalized term is defined below) (each an “Adviser” and together with Barings, the “Advisers”), and

•	Tower Square Capital Partners, L.P. (“TS Capital”), TSCP Selective, L.P. (“TSCP”), Tower Square Capital Partners II, L.P. (“TS Capital II”), Tower Square Capital Partners II-A, L.P. (“TS Capital II-A”), Tower Square Capital Partners II-B, L.P. (“TS Capital II-B”), Tower Square II Holding 06-1, Inc. (“TS Holding 06-1”), Tower Square Capital Partners III, L.P. (“TS Capital III”), Tower Square Capital Partners III-A, L.P. (“TS Capital III-A”), Tower Square Capital Partners III-B, L.P. (“TS Capital III-B”), Tower Square III Holdings 08-1, Inc. (“TS Holdings 08-1”), Tower Square Capital Partners IV, L.P. (“TS Capital IV”), Tower Square Capital Partners IV-A, L.P. (“TS Capital IV-A”), and Tower Square IV Holding 14-1, Inc. (“TS Holding 14-1”), BCF, and Barings Global Credit Fund (Lux) SCSp, SICAV-SIF (“Global Credit Fund”) (collectively, the “Existing Private Funds” and, together with MassMutual and C.M. Life,[2] the “Existing Affiliated Accounts” and collectively with the Existing Regulated Funds, MCI Sub, MPV Sub, BCF, the Advisers, and the Existing Private Funds, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund3 and one or more other Regulated Funds and/or one or more Affiliated Accounts4 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);5 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Accounts in reliance on the requested Order.6 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Accounts and/or one or more other Regulated Funds without obtaining and relying on the Order or the Existing Order (defined below).

The relief requested would also cover any existing and future special purpose subsidiary (a “Wholly-Owned Investment Sub”) (a) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100 percent of the voting and economic interests); (b) whose sole business

[1]	The term “successor” means an entity that results from a reorganization or change in type of business organization.
[2]	Both MassMutual and C.M. Life are excluded from investment company status by Section 3(c)(3). Unlike the other Affiliated Accounts, MassMutual and C.M. Life rely on an exclusion from investment company status other than Sections 3(c)(1) or 3(c)(7). Applicants do not believe that allowing MassMutual and C.M. Life to participate in Co-Investment Transactions as Affiliated Accounts raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Accounts because MassMutual and C.M. Life are clients of Advisers the same way that an Affiliated Account relying on Section 3(c)(1) or 3(c)(7) is a client of an Adviser. Accordingly, Applicants request that MassMutual and C.M. Life be permitted to participate in Co-Investment Transactions as Affiliated Accounts. (MassMutual and C.M. Life also utilize wholly-owned subsidiaries that are themselves excluded from investment company status to hold investments, and MassMutual and C.M. Life similarly request that these wholly-owned subsidiaries be permitted to participate in Co-Investment Transactions on their respective behalves.) Although portions of MassMutual and C.M. Life’s assets are managed by an investment adviser that is not an Adviser, only the portion of MassMutual and C.M. Life’s assets for which an Adviser has investment discretion will participate in Co-Investment Transactions. Nothing in this footnote is intended to preclude MassMutual or C.M. Life from being an Affiliated Account in the future if it instead relies solely on Section 3(c)(1) or 3(c)(7) and otherwise satisfies the criteria for an “Affiliated Account” set out in the definition thereof.
[3]	“Regulated Fund” means either of the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program.
[4]	“Affiliated Account” means any Existing Affiliated Account and any future account or entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act and (c) that intends to participate in the Co-Investment Program.
[5]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended.
[6]

No Non-Interested Trustee (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

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purpose is to hold one or more investments on behalf of the Regulated Fund; (c) with respect to which the Regulated Fund’s Board7 has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (d) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly-Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as the Applicants. The Order sought by this Application would supersede the Existing Order.8 Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.9

II.	Background

A.	MCI, MPV, MCI Sub and MPV Sub

MCI and MPV are closed-end diversified management investment companies registered under the 1940 Act. Each is organized as a Massachusetts business trust. MCI was organized in 1971 and most recently filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) on April 29, 1987. MCI’s Objectives and Strategies10 are to maintain a portfolio of securities providing a fixed yield and at the same time offering an opportunity for capital gains. MCI’s principal investments are privately placed, below-investment grade, long-term debt obligations with equity features such as common stock, warrants, conversion rights, or other equity features and, occasionally, preferred stocks. MCI typically purchases these investments, which are not publicly tradable, directly from their issuers in private placement transactions. In addition, MCI may invest, subject to certain limitations, in marketable investment grade debt securities, other marketable debt securities (including high yield securities) and marketable common stocks. MPV was organized in 1988 and most recently filed a registration statement on Form N-2 under the 1933 Act on April 27, 1992. MPV’s Objectives and Strategies are to maximize total return by providing a high level of current income, the potential for growth of income, and capital appreciation. MPV’s principal investments are privately placed, below-investment grade, long-term debt obligations purchased directly from their issuers, which tend to be smaller companies. MPV may also invest in publicly traded debt securities (including high yield securities) with an emphasis on those with equity features, and in convertible preferred stocks and, subject to certain limitations, readily marketable equity securities. In addition, MPV may invest in high quality, readily marketable securities.

MCI and MPV are each managed under the direction of a board of trustees (the “MCI/MPV Board”). The MCI/MPV Board currently consists of seven members, five of whom are not “interested persons” of MCI or MPV within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Trustees”11). MCI Sub and MPV Sub are wholly owned subsidiaries of MCI and MPV, respectively. Each of them is a Massachusetts business trust and a Wholly-Owned Investment Sub (as defined below).

Each Regulated Fund invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Regulated Fund’s consolidated gross assets or more than 10% of that issuer’s voting securities.

[7]	The term “Board” means, with respect to any Regulated Fund, the board of directors or trustees of that Regulated Fund (including the MCI/MPV Board (as defined above), for MCI and MPV).
[8]	Massachusetts Mutual Life Ins. Company, et al., Investment Company Act Rel. Nos. 24557 (July 13, 2000) (notice) and 24595 (August 8, 2000) (order) (the “Existing Order”).
[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).
[10]	“Objectives and Strategies” means, for each Regulated Fund, the Regulated Fund’s investment objectives and strategies and investment policies, as described in the Regulated Fund’s registration statement on Form N-2 and other filings the Regulated Fund has made with the Commission, as further supplemented, amended or modified in accordance with applicable law, including, without limitation, the 1933 Act, the Securities Exchange Act of 1934, and the 1940 Act, as amended.
[11]	The term “Non-Interested Trustees” means, with respect to any Board, the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19).

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B.	MassMutual, C.M. Life, BCF and Barings

MassMutual is a mutual life insurance company organized under the laws of the Commonwealth of Massachusetts. Both C.M. Life, a stock life insurance company organized under the laws of Connecticut, and BCF, a limited liability company organized under the laws of Delaware that makes loans to middle market companies, are wholly-owned subsidiaries of MassMutual. Barings, a limited liability company organized under the laws of Delaware, is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is an indirect, wholly-owned subsidiary of MassMutual. Barings is the investment adviser to the Existing Regulated Funds and the Existing Affiliated Accounts. MassMutual, BCF, Barings, and investment advisory clients of MassMutual and Barings may from time to time invest in the Regulated Funds and/or the Affiliated Accounts.

MassMutual has invested side-by-side with MCI in Private Placement Securities since 1971 pursuant to an exemptive order under Section 17(d) and Rule 17d-1 thereunder and Section 17(b).12 Similarly, MassMutual has invested side-by-side with MPV since 1988, when the exemptive order was amended to add MPV.13 The 1971 and 1988 orders, as successively amended through the Existing Order, were intended to give the Regulated Funds the opportunity to invest in Private Placement Securities that MassMutual intended to purchase for MassMutual’s accounts and that would not otherwise be available to the Regulated Funds but for MassMutual’s participation in the investments. As a mutual life insurance company regulated by the Massachusetts Department of Insurance (the “MA DOI”) and the self-regulatory organization the National Association of Insurance Commissioners, MassMutual invests its general investment account to match its liabilities with respect to maturity and interest rate risk, including managing duration, liquidity and overall volatility. MassMutual’s accounts are reviewed by the MA DOI to ensure compliance with various legal and accounting rules that, among other things, govern the types and amount of assets that an insurance company must maintain to help assure its ability to meet its obligations to policy holders. MassMutual’s accounts are also subject to internal investment policies and oversight by various MassMutual committees.

MassMutual’s accounts are advised by Barings and other unaffiliated investment advisers. Barings serves as investment adviser to a portion of MassMutual’s accounts pursuant to investment advisory agreements.

Although MassMutual indirectly owns Barings, Barings has a separate Board of Directors, officers and management team from MassMutual and operates as a separate, distinct legal entity. Barings’ portfolio managers’ compensation is paid on the same basis with respect to managing the MassMutual accounts and any third-party accounts. Further, Barings’ allocation procedures do not distinguish between MassMutual’s accounts and third-party accounts. Consequently, despite the affiliation between MassMutual and Barings, Barings manages the MassMutual accounts at arm’s length in the same way it manages third-party accounts in the relevant asset classes.

Under the Existing Order, anytime MassMutual or Barings proposes to acquire Private Placement Securities that are consistent with MCI’s or MPV’s Objectives and Strategies, Barings must offer each of MCI and MPV an amount of such Private Placement Securities equal to the amount proposed to be purchased by MassMutual (including indirectly through any entity that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act in which MassMutual has an ownership interest and/or through its indirect ownership of BCF), regardless of the fact that the mandates for MCI and MPV are smaller than the mandates (direct and indirect) for MassMutual. The Existing Order also prescribes how investments should be allocated in the event MCI and/or MPV declines the offer or accepts less than the

[12]	Massachusetts Mutual Life Ins. Company, et al., Investment Company Act Rel. No. 6690 (August 19, 1971) (order).
[13]	Massachusetts Mutual Life Ins. Company, et al., Investment Company Act Rel. Nos. 16578 (September 28, 1988) (notice) and 16601 (October 19, 1988) (order).

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full offer.14 Pursuant to guidelines adopted by the Regulated Funds’ Boards, the Regulated Funds typically accept the offer subject to a pre-determined maximum investment amount that varies based on the EBITDA of the particular issuer (which is usually less than the amount proposed to be purchased by MassMutual). The Regulated Funds’ Boards have also adopted guidelines under which the Regulated Funds decline offers of certain Private Placement Securities investments. In practice, these allocation policies permit the Regulated Funds to invest pro rata alongside the Existing Affiliated Accounts in Private Placement Securities up to the applicable maximum investment amounts that the Boards of MCI and MPV have approved, and permit the Existing Affiliated Accounts to invest pro rata in the remainder of the available investment in such Private Placement Securities.

C.	The Existing Private Funds

TS Capital, TSCP, TS Capital II, TS Capital II-A, TS Capital II-B, TS Capital III, TS Capital III-A, TS Capital III-B, TS Capital IV, and TS Capital IV-A are Delaware limited partnerships for which Barings acts as investment manager. The funds invest primarily in direct mezzanine and equity investments focused on small and middle market companies. Each Existing Private Fund relies on Section 3(c)(7) of the 1940 Act.

Mezzco LLC acts as the general partner of TS Capital and TSCP. Mezzco II LLC acts as the general partner of TS Capital II, TS Capital II-A and TS Capital II-B. Mezzco III LLC acts as the general partner of TS Capital III, TS Capital III-A and TS Capital III-B, and Mezzco IV LLC acts as the general partner of TS Capital IV and TS Capital IV-A.

Global Credit Fund is a Luxembourg special limited partnership for which Barings acts as the sub-adviser. Global Credit Fund invests in global private corporate loans, including senior secured loans, unitranche loans, second lien loans and subordinated debt (including mezzanine and payment in kind (“PIK”) securities) of private companies (primarily in North America, the European Economic Area, Australia, New Zealand and other jurisdictions in the Developed Asia-Pacific Region) that generally cannot access public capital markets.

III.	Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Accounts.

The Regulated Funds and the Affiliated Accounts seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940

[14]	See Condition 1 of the Existing Order.

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Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to business development corporations (“BDCs,” and each, a “BDC”), Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[15] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.16

Barings is the investment adviser to the Existing Regulated Funds and an Adviser will be the investment adviser to each of the Future Regulated Funds. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C). Because MassMutual controls Barings, MassMutual is an affiliated person of Barings under Section 2(a)(3)(C), and therefore an affiliated person of an affiliated person (a “second-tier affiliate”) of each Existing Regulated Fund. Barings or another Adviser will be the investment adviser to each Affiliated Account. Each Adviser and each other Regulated Fund and Affiliated Account may be deemed to be under common control with, and therefore an affiliated person of, each Regulated Fund under Section 2(a)(3)(C). As a result, these relationships might cause a Regulated Fund and one or more Advisers, other Regulated Funds and/or one or more Affiliated Accounts participating in Co-Investment Transactions to be subject to Sections 17(d) or 54(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

[15]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.
[16]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Accounts, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Accounts who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the trustees of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Trustees”).17

[17]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Account’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Account’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.18

If the Advisers, certain employees and principals of MassMutual and its affiliated advisers (collectively, the “Principals”), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Accounts (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Non-Interested Trustees will act independently in evaluating the Co-Investment Program, because the ability of the Advisers or the Principals to influence the Non-Interested Trustees by a suggestion, explicit or implied, that the Non-Interested Trustees can be removed will be limited significantly. The Non-Interested Trustees shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Account or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take

[18]

At least once each quarter, based on several factors, including the requirements set forth by state insurance regulations for MassMutual’s general investment account, relative value determinations among different types of assets, current rate and spread environment, asset liability management needs (e.g., based on the types of insurance products sold and expected to be sold), portfolio liquidity, risk-based capital charges, and long-term investment portfolio performance, MassMutual’s chief investment officer determines MassMutual’s capital available for investment in Private Placement Securities selected by Barings and communicates its commitment to Barings in writing. These commitments are established prospectively, and not based on the investment merits of any particular Potential Co-Investment Transaction. In accordance with Condition 2(b), Barings will, in connection with any oversubscribed Co-Investment Transaction, provide the Board, including the Eligible Trustees, of each participating Regulated Fund with information showing the amount of capital available for investment for each participating party, including MassMutual. In addition, Barings will, in connection with each Potential Co-Investment Transaction, provide the Board of each participating Regulated Fund with information showing any material changes in MassMutual’s capital available for investment and/or the aggregate amount of available capital of all participating parties.

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into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.    Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Account or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.    (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)    If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Accounts, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Trustees with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)    After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Account) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Accounts only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)    the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)    the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of the Regulated Fund; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)    the investment by any other Regulated Funds or Affiliated Accounts would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Accounts; provided that, if any other Regulated Fund or Affiliated Account, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

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(B)	the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any Affiliated Account or Regulated Fund or any affiliated person of any Affiliated Accounts or any Regulated Fund receives in connection with the right of an Affiliated Account or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Accounts (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)    the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Accounts or the other Regulated Funds or Affiliated Accounts or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.    Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.    The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Accounts during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.    Except for Follow-On Investments made in accordance with condition 8,19 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Account, or any affiliated person of another Regulated Fund or Affiliated Accounts is an existing investor.

6.    A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Account. The grant to an Affiliated Account or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.    (a)    If any Affiliated Account or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

[19]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

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(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)    Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Accounts and Regulated Funds.

(c)    A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)    Each Affiliated Account and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.    (a) If any Affiliated Account or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)    A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)    If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Accounts’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Accounts in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)    The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

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9.    The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Accounts that the Regulated Fund considered but declined to participate in, so that the Non-Interested Trustees may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.    Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.    No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Account.

12.    The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Accounts and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Accounts in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.    Any transaction fee20 (including break-up or commitment fees but excluding broker’s fees contemplated Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Accounts based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Accounts, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Accounts will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Accounts, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Account.

14.    If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15.    Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

[20]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

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A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders. A Regulated Fund that makes investments of the type contemplated by the Regulated Funds may wish to limit its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure to a single investment. In addition, the Code imposes diversification requirements on companies, such as MCI and MPV, that seek certain favorable tax treatment under Subchapter M of the Code. 21 In view of the foregoing, in cases where the relevant Adviser identifies investment opportunities for a Regulated Fund requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of Affiliated Accounts as investing partners of a Regulated Fund may alleviate the necessity in certain circumstances.

The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Accounts and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Accounts and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide a larger amount of financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Accounts, with certain exceptions based on available capital, investment guidelines or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them. The Advisers believe that allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Advisers and allow the Advisers to be more selective in choosing investments so that the Advisers can pursue the most attractive risk-adjusted investments.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Trustees, has determined (or, for Future Regulated Funds, will have determined) that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and Affiliated Accounts; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the Order are fair to the Regulated Funds and their shareholders. The MCI/MPV Board, including the Non-Interested Trustees, also determined that it is in the best interests of the MCI and MPV, respectively, and the shareholders of each to obtain the Order at the earliest possible time and instructed the officers of MCI and MPV, the Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the MCI/MPV Board has determined that is proper and desirable for each of MCI and MPV, respectively, to participate in Co-Investment Transactions with the other Regulated Funds and/or one more Affiliated Accounts.

[21]	See I.R.C. Section 851(b)(3).

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B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Accounts participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Trustees. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

V.	Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (June 4, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No. 28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order); Prospect Capital Corp., Investment Company Act Rel. Nos. 30855 (January 13, 2014) (notice) and 30909 (February 10, 2014) (order); Alcentra Capital Corporation, et al., Investment Company Act Rel. Nos. 31927 (December 4, 2015) (notice) and 31951 (December 30, 2015) (order).

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VI.	Procedural Matters

Please address all communications concerning this Application and the Notice and Order to:

Sheldon Francis

Barings LLC

300 S. Tryon Street, Suite 2500

Charlotte, NC 28202

(704) 805-7200

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Gregory D. Sheehan

Brian D. McCabe

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

The Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

As required by paragraph (c)(1) of Rule 0-2 under the 1940 Act, the persons signing below affirm that they have been authorized to file this application in accordance with the declarations of trust (or articles of incorporation, bylaws or comparable organizational documents) of their respective organizations and that all conditions and requirements pertaining to the exercise of their authority to file this application have been fulfilled. Appropriate resolutions and verifications are attached as exhibits.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter the Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

[SIGNATURE PAGES FOLLOW.]

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Respectfully submitted, as of August 29, 2017.

BARINGS CORPORATE INVESTORS

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	President

Date: August 29, 2017

CI SUBSIDIARY TRUST

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	President

Date: August 29, 2017

BARINGS PARTICIPATION INVESTORS

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	President

Date: August 29, 2017

PI SUBSIDIARY TRUST

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	President

Date: August 29, 2017

BARINGS LLC

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Managing Director

Date: August 29, 2017

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MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ M. Timothy Corbett
Name:	M. Timothy Corbett
Title:	Executive Vice President and Chief Investment Officer

Date: August 29, 2017

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C.M. LIFE INSURANCE COMPANY

By:	/s/ M. Timothy Corbett
Name:	M. Timothy Corbett
Title:	Executive Vice President

Date: August 29, 2017

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BARINGS FINANCE LLC

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Managing Director

Date: August 29, 2017

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TOWER SQUARE CAPITAL PARTNERS, L.P.
By: Mezzco LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TSCP SELECTIVE, L.P.
By: Mezzco LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

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TOWER SQUARE CAPITAL PARTNERS II, L.P.
By: Mezzco II LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS II-A, L.P.
By: Mezzco II LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS II-B, L.P.
By: Mezzco II LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE II HOLDING 06-1, INC.

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Vice President and Secretary

Date: August 29, 2017

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TOWER SQUARE CAPITAL PARTNERS III, L.P.
By: Mezzco III LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS III-A, L.P.
By: Mezzco III LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS III-B, L.P.
By: Mezzco III LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE III HOLDINGS 08-1, INC.

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Vice President and Secretary

Date: August 29, 2017

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TOWER SQUARE CAPITAL PARTNERS IV, L.P.
By: Mezzco IV LLC, its General Partner

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Manager

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS IV-A, L.P.
By: Mezzco IV LLC, its General Partner

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Manager

Date: August 29, 2017

TOWER SQUARE IV HOLDING 14-1, INC.

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Vice President and Secretary

Date: August 29, 2017

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BARINGS GLOBAL CREDIT FUND (LUX) SCSP, SICAV-SIF

By:	/s/ Ben Greene
Name:	Ben Greene
Title:	Manager

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

BARINGS LLC

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Managing Director

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

CI SUBSIDIARY TRUST

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	President

Date: August 29, 2017

PI SUBSIDIARY TRUST

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	President

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ M. Timothy Corbett
Name:	M. Timothy Corbett
Title:	Executive Vice President and Chief Investment Officer

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

C.M. LIFE INSURANCE COMPANY

By:	/s/ M. Timothy Corbett
Name:	M. Timothy Corbett
Title:	Executive Vice President

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

BARINGS FINANCE LLC

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Managing Director

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

TOWER SQUARE CAPITAL PARTNERS, L.P.
By: Mezzco LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TSCP SELECTIVE, L.P.
By: Mezzco LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

TOWER SQUARE CAPITAL PARTNERS II, L.P.
By: Mezzco II LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS II-A, L.P.
By: Mezzco II LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS II-B, L.P.
By: Mezzco II LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE II HOLDING 06-1, INC.

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Vice President and Secretary

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

TOWER SQUARE CAPITAL PARTNERS III, L.P.
By: Mezzco III LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS III-A, L.P.
By: Mezzco III LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS III-B, L.P.
By: Mezzco III LLC, its General Partner

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Clerk

Date: August 29, 2017

TOWER SQUARE III HOLDINGS 08-1, INC.

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Vice President and Secretary

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

TOWER SQUARE CAPITAL PARTNERS IV, L.P.
By: Mezzco IV LLC, its General Partner

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Manager

Date: August 29, 2017

TOWER SQUARE CAPITAL PARTNERS IV-A, L.P.
By: Mezzco IV LLC, its General Partner

By:	/s/ Robert M. Shettle
Name:	Robert M. Shettle
Title:	Manager

Date: August 29, 2017

TOWER SQUARE IV HOLDING 14-1, INC.

By:	/s/ Richard F. Buckley, Jr.
Name:	Richard F. Buckley, Jr.
Title:	Vice President and Secretary

Date: August 29, 2017

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VERIFICATION

The undersigned states that he has duly executed this Application, dated August 29, 2017, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the trustees, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

BARINGS GLOBAL CREDIT FUND (LUX) SCSP, SICAV-SIF

By:	/s/ Ben Greene
Name:	Ben Greene
Title:	Manager

Date: August 29, 2017

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EXHIBIT A: RESOLUTIONS

BARINGS CORPORATE INVESTORS

Resolution

The undersigned hereby certifies that she is the Secretary of Barings Corporate Investors (the “Trust”) and further certifies that the following resolution was duly adopted by the Trustees of the Trust on July 22, 2015, and is still in full force and effect.

RESOLVED, that any appropriate officer of the Trust be, and each of the officers is hereby, severally authorized to prepare and execute on behalf of the Trust and to file with the Securities and Exchange Commission (“SEC”) under section 6(c) of the Investment Company Act of 1940 (“Act”) and rule 17d-1 thereunder an application for exemptive relief from the provisions of section 17(d) of the Act and rule 17d-1 that would supersede prior orders and establish new conditions for engaging in private placement transactions with investment company and certain other affiliates, authorize co-investments in loan syndications and participations, authorize collection and pro rata distribution of certain transaction fees, and permit additional existing and future investment companies to make co-investments; and

FURTHER RESOLVED, that any appropriate officer of the Trust be, and each of the officers is hereby, severally authorized to file with the SEC the exemptive application and any amendments thereto in such form as the officer or any one of the officers deems necessary and appropriate to do any and all things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to establish and implement the proposed co-investing arrangement.

IN WITNESS WHEREOF, I hereunto set my hand and the seal of the Trust, this 29th day of August, 2017.

/s/ Janice M. Bishop
Janice M. Bishop
Vice President and Secretary

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BARINGS PARTICIPATION INVESTORS

Resolution

The undersigned hereby certifies that she is the Secretary of Barings Participation Investors (the “Trust”) and further certifies that the following resolution was duly adopted by the Trustees of the Trust on July 22, 2015, and is still in full force and effect.

RESOLVED, that any appropriate officer of the Trust be, and each of the officers is hereby, severally authorized to prepare and execute on behalf of the Trust and to file with the Securities and Exchange Commission (“SEC”) under section 6(c) of the Investment Company Act of 1940 (“Act”) and rule 17d-1 thereunder an application for exemptive relief from the provisions of section 17(d) of the Act and rule 17d-1 that would supersede prior orders and establish new conditions for engaging in private placement transactions with investment company and certain other affiliates, authorize co-investments in loan syndications and participations, authorize collection and pro rata distribution of certain transaction fees, and permit additional existing and future investment companies to make co-investments; and

FURTHER RESOLVED, that any appropriate officer of the Trust be, and each of the officers is hereby, severally authorized to file with the SEC the exemptive application and any amendments thereto in such form as the officer or any one of the officers deems necessary and appropriate to do any and all things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to establish and implement the proposed co-investing arrangement.

IN WITNESS WHEREOF, I hereunto set my hand and the seal of the Trust, this 29th day of August, 2017.

/s/ Janice M. Bishop
Janice M. Bishop
Vice President and Secretary

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